Exhibit 8.1

SUBSIDIARIES OF TELESAT CORPORATION1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Telesat Canada	Canada
Telesat International Limited	England and Wales
Telesat Spectrum General Partnership	Ontario
Telesat (IOM) Holdings Limited	Isle of Man
Telesat LEO Holdings Inc.	Canada
Telesat Technology Corporation	Canada
Telesat Spectrum Holdings Corporation	Canada
Telesat Spectrum Corporation	Canada
Telesat LEO Inc.	Canada

1	Excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2023.